Sub-Item 77I

Terms of new or amended securities

DREYFUS PREMIER INVESTMENT FUNDS, INC.

Dreyfus Large Cap Equity Fund

Dreyfus Large Cap Growth Fund

During the six-month period ended December 31, 2014, the Board of Directors of Dreyfus Premier Investment Funds, Inc., on behalf of Dreyfus Large Cap Equity Fund and Dreyfus Large Cap Growth Fund (the "Funds"), approved amendments to the plan adopted by the Funds pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended.  The amendments, effective October 1, 2014, provide that shares of Class A, Class C or Class I of each Fund may be converted into shares of another class of the Fund, provided the shareholder requesting the conversion meets the eligibility requirements for the purchase of the new class of shares of the Fund.  Shares subject to a contingent deferred sales charge at the time of the requested conversion are not eligible for conversion.